UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of NOVEMBER, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  November 22, 2007                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman

                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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             HALO REPORTS NI 43-101 COMPLIANT RESOURCES ESTIMATE FOR
                    JUNGLE LAKE DEPOSIT, SHERRIDON, MANITOBA


TORONTO, ONTARIO, NOVEMBER 22, 2007 -- LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the results of a preliminary National Instrument 43-101 compliant resource estimate of the Jungle Lake copper-zinc deposit at its Sherridon project in Manitoba. The Technical Report was coauthored by Scott Wilson Roscoe Postle (Scott Wilson RPA) and Giroux Consultants Ltd. (GCL) for Halo to substantiate the historical resource reported for the deposit. The resources estimated by GCL at Jungle Lake have been classified as Indicated and Inferred. It is assumed that the Jungle Lake Deposit would probably be mined by a combination of both open pit and underground methods. The results of the resource estimate are as follows:


                                            -------------------------------     ------------------------------------------------
                                                         Grade                                   Contained Metal
  Potential       Resource                  -------------------------------     ------------------------------------------------
Mining Method      Class       Tonnage       Cu       Zn       Au       Ag          Cu             Zn           Au          Ag
-------------    ---------       (t)         (%)      (%)    (g/t)    (g/t)        (lb)           (lb)         (oz)        (oz)


Open Pit         Indicated      830,000     0.99     0.73     0.39     6.70     18,115,000     13,358,000     10,000     179,000
Underground      Indicated      495,000     1.46     1.06     0.52    11.43     15,933,000     11,568,000      8,000     182,000
                              ---------     -------------------------------     ------------------------------------------------
   TOTAL                      1,325,000     1.17     0.85     0.44     8.47     34,048,000     24,925,000     19,000     361,000
                              =========     ===============================     ================================================

Open Pit         Inferred     1,347,000     0.85     0.60     0.41     6.24     25,242,000     17,818,000     18,000     270,000
Underground      Inferred       830,000     1.28     0.78     0.36    10.78     23,422,000     14,273,000     10,000     288,000
                              ---------     -------------------------------     ------------------------------------------------
   TOTAL                      2,177,000     1.01     0.67     0.39     7.97     48,664,000     32,090,000     27,000     558,000
                              =========     ===============================     ================================================

(1)  Open pit Cut-off NSRUS$20 above the 218 m level
(2)  Underground Cut-off NSR US$40 below the 218 m level.
(3)  All quantities rounded to the nearest 1000

The total tonnage of 1,325,000 tonnes in the Indicated resource category has an overall grade of 1.17% copper, 0.85% zinc and precious metal credits. The cut-off grades were calculated on the basis of all four commodities based on the Net Smelter Return ("NSR") assumptions included under Technical Highlights. In addition, there are 2,177,000 tonnes in the Inferred resource category with an overall grade of 1.10% copper, 0.67% zinc and precious metal credits.

Tom Healy, Senior Vice-President & COO of Halo says: "We consider the results of the resource as a major milestone in the future development of the Sherridon copper-zinc project. The resource estimate reinforces our confidence in historical estimates that were carried out almost 50 years ago and highlights the potential for open pit mining operations at Jungle Lake and the other known deposits."

Halo owns or controls five known deposits (Jungle, Bob, Cold/Lost, Fidelity and Park) within a 4 km by 4 km area. The Jungle report is the first of several planned NI43-101 compliant resource calculations which will be used to define sufficient Measured and Indicated resources to justify pre-feasibility studies.

The fact that potential open pit resources have been defined at Jungle Lake indicates that the other near-surface deposits drilled by Halo in 2007, such as Bob Lake and Cold Lake, are also important potential contributors to the total required tonnage. More importantly, the grades being reported for drill hole intersections at the Bob Lake North extension (1.5% copper and 3% zinc) and for Cold/Lost Lake (2% copper and 6% zinc) are higher than at Jungle Lake, offering further encouragement.

Lynda Bloom, President & CEO, states "We are confident that the planned winter drill program will further upgrade the quality of the near-surface resources at several deposits. There are now two diamond drill rigs operating 24 hours, 7 days a week with the current drilling focused on the next two potential production sources at the Bob Lake and Cold/Lost Lake deposits in preparation for NI 43-101 resource estimates."

TECHNICAL  HIGHLIGHTS

The data base used in the estimate consisted of 54 diamond drill holes containing 532 down hole surveys and 1,563 samples. The mineralized massive sulphide lens was plotted on cross sections and a three dimensional geologic model produced based on drill hole intersects. The grade distributions for each metal were examined and appropriate capping levels were established. Uniform 1.5 m composites were produced that honoured the massive sulphide lens boundaries. A block model with blocks 5.0 x 5.0 x 2.0 m in dimension was superimposed on the geologic 3D solid and the proportion of each block within the mineralized solid recorded. An estimation of grade was made by ordinary kriging on all blocks with some percentage within the mineralized solid. Specific gravities used in the resource estimate utilized measurements made from 96 specific gravity measurements from samples taken from Halo's 2007 drill holes within the mineralized solid.

Copper, zinc silver and gold contribute to the economics of the deposit so that a Net Smelter Return value (NSR) was calculated for each block based on the estimated grades of copper, zinc, silver and gold, reasonable metal prices, the estimated recoveries for each metal and common industry values for smelter terms. The parameters used were as follows:

             -------------------------------------------
             Metal          Price (US$)      Recovery (%)
             -------------------------------------------
             Copper          $2.00/lb            85 %
             Zinc            $0.75/lb            85 %
             Gold          $600.00/oz            47 %
             Silver          $8.50/oz            54 %
             -------------------------------------------

The Jungle deposit is located approximately 7 kilometers north-east of the Town of Sherridon. Halo has the option to earn 100 percent interest in the Jungle Lake deposit from Hudson Bay through a series of cash and share payments and escalating work commitments as detailed in the option agreement.

The  resource  estimate  reported  in this press  release  was  produced by Gary
Giroux, P.Eng. MASc. a Qualified Person as defined by NI-43-101 who is responsible for the technical material contained in this news release. As required by NI 43-101 regulations, the resource estimate report will be filed on SEDAR in its entirety within 45 days following the date of this press release.

ABOUT THE SHERRIDON  VMS PROPERTY

The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by
HudBay Minerals Inc. (TSX:HBM). Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

For further information, please contact:

Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068
lbloom@halores.com

ABOUT HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.